ALLIED GOLD LIMITED
ACN 104855067

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

January 27, 2010

Media Release

ALLIED GOLD DENIES ALLEGATIONS OF MERCENARIES AT SIMBERI GOLD PROJECT

Allied Gold Limited ("Allied Gold" or the "Company") (TSX:ALG; ASX:ALD; AIM:AGLD) notes and rejects outright the allegations against it in recent press publications in Papua New Guinea (and reported on Bloomberg) relating to the hiring of Fijian mercenaries in relation to the Company's operations at the Simberi Gold Project in Papua New Guinea.

These allegations are totally misinformed. While the Company has engaged certain contractors/employees to assist it with security at the Simberi Gold Project, none of these contractors/employees are mercenaries and all of the Company's employees and consultants are engaged under official PNG Government issued legal visas.

The Company's wholly-owned subsidiary, Simberi Gold Company, is authorised and has operated and continues to operate within the terms and conditions of its operating permits in PNG.

The Company has a policy of positively engaging with the various PNG Government departments and Ministers to ensure they receive the accurate and factual information that they require.

None of the ASX, TSX or London Stock Exchange plc has reviewed, and do not accept responsibility for, the adequacy or accuracy of this release.

For further information, please contact

Mark Caruso
Executive Chairman
T: +61 8 9356 2776

Frank Terranova
Chief Financial Officer
T: +61 7 3252 5911
E: fterranova@alliedgold.com.au

Simon Jemison
Collins St Media
simon@collinsstreetmedia.com.au
+61 3 9224 5319